PennWest ENERGY

2010 Annual Report

# FULL BORE AHEAD

# Highlights

| **Financial** | Year ended December 31 | |
|---|---|---|
| *(millions, except per unit amounts, all dollar amounts expressed in Canadian dollars)* | **2010** | 2009 |
| Gross revenues [1] | $ 3,034 | $ 3,203 |
| Funds flow | 1,185 | 1,493 |
| Basic per unit | 2.68 | 3.62 |
| Diluted per unit | 2.65 | 3.60 |
| Net income (loss) | 226 | (144) |
| Basic per unit | 0.51 | (0.35) |
| Diluted per unit | 0.50 | (0.35) |
| Capital expenditures, net [2] | 1,187 | 688 |
| Long-term debt at period-end | 2,496 | 3,219 |
| Convertible debentures | 255 | 273 |
| Distributions paid [3] | $ 708 | $ 910 |
| Payout ratio [4] | 60% | 61% |
| **Operations** | | |
| Daily average production | | |
| Light oil and NGL (bbls/d) | 80,706 | 78,011 |
| Heavy oil (bbls/d) | 18,260 | 25,962 |
| Natural gas (mmcf/d) | 394 | 440 |
| Total production (boe/d) | 164,633 | 177,221 |
| Average sales price | | |
| Light oil and NGL (per bbl) | $ 69.29 | $ 59.07 |
| Heavy oil (per bbl) | 60.55 | 53.75 |
| Natural gas (per mcf) | $ 4.20 | $ 4.13 |
| Netback per boe | | |
| Sales price | $ 50.74 | $ 44.11 |
| Risk management gain (loss) | (0.34) | 5.32 |
| Net sales price | 50.40 | 49.43 |
| Royalties | (9.07) | (7.66) |
| Operating expenses | (15.71) | (14.93) |
| Transportation | (0.55) | (0.52) |
| Netback | $ 25.07 | $ 26.32 |

*(1) Gross revenues include realized gains and losses on commodity contracts.*
*(2) Excludes net proceeds on property acquisitions and dispositions and business combinations.*
*(3) Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.*
*(4) Payout ratio is calculated as distributions paid divided by funds flow. The term "payout ratio" is a non-GAAP measure.*

# Returning to Exploration & Production



# Combining Assets and Technology for Greater Shareholder Value


PELTOR
AJ

# Leading the Re-Exploration of Western Canada



# Going Long on Assets and Opportunities



# Advancing World-Scale Projects with New Partners



# Letter to Shareholders

In 2010, we opened a new decade and a new chapter in the history of Penn West. To prepare for the change to an exploration and production (E&P) company, we accelerated deployment of new technologies, forged new partnerships and added to our dominant land position in western Canada.

PennWest Exploration

Prior to converting to an income trust, Penn West assembled a large land position in what were then considered mature conventional oil and gas properties. New horizontal drilling and completion technologies are opening significant new resource plays within these same established fields. By combining land and technology, we have become a major player in light and medium oil in western Canada. In addition, we believe our new strategy is consistent with us taking advantage of our more than six million net acres of opportunities.

## Highlights of 2010

While we deployed horizontal drilling and completions technology across a number of projects in 2010, we have been testing the application of this technology on a select group of assets for a number of years now. Beginning with our success in the Lower Shaunavon play, we are implementing our strategy of applying horizontal drilling across a wide range of projects in western Canada. This work has proven successful in a broad range of play types, from Waskada in southwest Manitoba to the Carbonate trend in north central Alberta. The latest three-dimensional (3-D) seismic, horizontal drilling and multi-stage fracturing, together with our growing experience in these areas, are contributing to the gradual reduction in the cost of accessing resources by:

- reaching more reservoir rock with each well and reducing dry-hole risk;
- improving production rates; and
- enabling us to increase the pace of development in many fields through improved project economics and the increasing speed of horizontal drilling.

We've moved these technologies at several of our resource plays from the early assessment stage in 2009, through intensive and successful appraisals in 2010 and into full-scale development in 2011. As we increase the scale at which we apply these new methods, we expect that experience will provide opportunities to achieve further meaningful cost reductions. In the Cardium play, west of Edmonton, we've already cut costs by using multi-well drilling pads. Lease construction costs have come down from approximately $600,000 to $250,000, while drilling times per well have dropped from approximately 18 to 12 days and rig moving costs have been reduced from around $200,000 to $40,000.

We also demonstrated our ability to execute breakthrough deals in 2010, bringing in two new companies from Asia, China Investment Corporation and Mitsubishi Corporation, to partner with us on major projects. We believe that these transactions:

- demonstrated the strength of our asset base, showing that top-tier companies are actively interested in working with us to pursue these potentially sizeable resources;
- gave Penn West a high-profile position in the dynamic capital markets of Asia; and
- provided the financial resources to advance significant projects.

Most importantly, we successfully transitioned from an energy trust to an E&P company. We switched our focus from cash distributions to building and developing an asset base that we believe has the potential to increase shareholder value over time. We tasked our exploration team with an aggressive exploration agenda, and built up our operations and production groups in-line with our business goals. On January 1, 2011, the transition from an energy trust to an E&P company, under the new trade name of Penn West Exploration, was complete.

## Toward 2011

In our first year as an E&P company, our objective is to grow production by five percent. At the same time, we aim to compliment this growth through the expected payment of dividends, which Penn West anticipates will be declared and paid quarterly. This will provide investors with what we believe will be an attractive total return in-line with the expectations of today's investors.

Strategically, our priority as an E&P company is to grow production, build reserves and create shareholder value. In 2010, strong drilling results led us to increase our capital expenditures ("capex") budget for the year from $800 million to over $1 billion, and we anticipate capex to be $1.1-$1.2 billion for 2011.

We have the ability to deploy this level of investment because of:

- our strong portfolio of conventional resource plays, which were augmented by approximately $100 million in land acquisitions in 2010;
- our growing expertise in horizontal drilling and multi-stage fracturing; and
- a scale of operations that we believe will enable us to control important new conventional resource plays and to contain costs of repeatable drilling projects.

To exploit these opportunities, Penn West has contracted more than 30 drilling rigs for 2011 and established long-term pricing arrangements to help contain the costs of goods and services.

## Putting the E into E&P

In 2010, we positioned Penn West to hit the ground running in exploration and production mode. In particular, we were much more aggressive in drilling quality prospects, building exploration experience and securing land positions that we expect will provide excellent drilling prospects for years to come. These include:

- source rocks — the hydrocarbon kitchens where oil and gas are originally formed, many of which are tight shale formations that have been commercially inaccessible until the latest advancements in horizontal drilling; and

- deeper plays — often tight formations that, again, are only recently yielding commercial volumes to better seismic and improved horizontal drilling and fracturing techniques.

Our strategy is to pursue these exploration trends and remain leaders in assembling strong land positions in some of the most important and emerging plays.

## Portfolio Management

*Penn West Exploration finds itself long on opportunities.*

Our heritage gives us millions of acres of highly prospective properties, substantially weighted to conventional light oil. We believe these properties, when viewed through the lens of horizontal technology, provide us with an inventory of approximately 10,000 drilling targets. As we plan to drill approximately 400 wells in 2011, we believe this provides us with a drilling inventory exceeding 20 years.

While we expect the pace of drilling and production growth to increase in the future, this should still leave us with many years of quality drilling inventory in our home basin. Moreover, this inventory does not yet include emerging shale and source rock plays that we expect will become increasingly accessible with new drilling and completion methods.

The highly prospective Cardium light oil trend is an excellent example of our near-term resource strength. In the Cardium trend, we have the largest land position of any producer, and we plan to spend more than $300 million in 2011 to exploit deep, light oil resources amendable to high-density, horizontal drilling and multi-stage fracturing technology.

Other promising areas where horizontal drilling is applicable, and where Penn West holds strong land positions, include: the Carbonates trend in north central Alberta; the Colorado group which includes the Viking play in southwest Saskatchewan; the Waskada play in southwest Manitoba; and the Peace River Oil Project in northwest Alberta.

Despite our growing capital budget, Penn West currently has more resource opportunities than we can simultaneously fund. That's one of the reasons that we moved to create two new business arrangements in 2010. A subsidiary of Mitsubishi Corporation will joint venture with us in the development of our unconventional natural gas assets in the Cordova Embayment of northeast British Columbia, while a subsidiary of China Investment Corporation will partner with us in our Peace River Oil Project.

With all these projects competing for capital resources, certain other assets can't be funded in the foreseeable future. Accordingly, we apply portfolio management principles aimed at swapping less strategic holdings into assets in our core areas or into cash that can be directed back to our top priorities.

## Full Bore Ahead

We believe that there is tremendous running room in western Canada. It's our backyard and we know it well. We view new technologies as creating exceptional opportunities to access untapped resources and improve recovery rates from established fields. These technologies are proving successful across a wide variety of play types.

In the longer term, we plan to continue to work with unconventional rock and new play types, including source rock, shale rock and shale oil.

In particular, Penn West is now among the leaders working to 'crack the code' on tight oil. We anticipate this having significant meaning for our Cardium play and for other tight oil plays.

Meanwhile, our new partnership and joint venture have given us the proven ability to attract major new capital to important assets, with a view to turning more of our resource potential into valuable production over a shorter timeframe.

We like to say that Penn West Exploration is moving "full bore ahead." This momentum is due in large part to the people of Penn West, who are determined to

grow their company while maintaining their values. Since its inception in 1992, Penn West has been built on a framework of integrity, fairness and respect and we believe these values are indispensable to business success in Canada.

Specifically, these values form our environmental and safety policies and management plans. We are committed to minimizing impacts of our oil and gas operations and to consulting stakeholders throughout the exploration, development, production and abandonment processes. We provide appropriate environmental training to our employees and we're committed to meaningful communications with the public, including annual reporting to the Canadian Greenhouse Gas Challenge Registry and the Carbon Disclosure Project.

We make safety a state of mind and safety compliance a condition of employment. Safety performance reduces the cost of operations and, most importantly, the unacceptable human costs of safety failures. Penn West's safety systems are designed to protect individual employees and contractors, all their co-workers, the public and the environment.

Dependable safety and environmental practices are vital to successful business performance and we're grateful to all employees for their diligence in 2010.



**William E. Andrew**
Chief Executive Officer



**Murray R. Nunns**
President and Chief Operating Officer





# Resource Inventory
# Product Mix
# Exploration Locations

Operations


Carbonates, Alberta
Cardium, Alberta
Colorado Group, Saskatchewan & Alberta
Waskada, Manitoba

# **Cardium:** West Central Alberta



- tight sandstone formation
- 1,800 m vertical depth
- 20 m pay thickness
- 670,000 net acres
- 1,400 m Hz lateral length wells
- 20 stage fracs x 20 tonnes
- 35 Hz wells drilled in 2010
- 90-day exit rate of 165 boe/d/well

**$300-$325 million**
in forecast 2011 capital

**2,500+**
drilling locations

**100-110**
wells forecast for 2011

**The Cardium trend in west central Alberta is one of the largest light oil plays in North America. Penn West holds the largest single land position. Our 670,000 net acres under lease represent approximately 40 percent of the prospective area, and are estimated to contain significant light oil potential.**

The Cardium contains some of Alberta's most famous oil fields, now prospective again thanks to horizontal technology making vast reserves economically accessible. The long history of these fields gives Penn West some significant advantages. Infrastructure is already in place and we have access to logs and cores from more than 2,500 legacy vertical wells that provide data as to where potential sweet spots lie that could be opened by new technologies.

During 2010, we drilled 35 wells across the Cardium trend. We believe that the success of this work gives us the knowledge we need to go full bore ahead in the coming year.

In 2011, we plan full-scale development, with seven rigs dedicated to this play. We have a budget of $300 to $325 million and an objective of drilling 100 to 110 wells. We believe intensive and repeatable horizontal drilling on four-well pads will enable us to reduce costs further. Horizontal pad drilling will also allow us to minimize impacts to farmland and the natural environment.

## Operations Review

# Colorado Group: Saskatchewan and Alberta



- tight sandstone formation
- 700 m vertical depth
- 15 m pay thickness
- 760,000 net acres
- 800 m Hz lateral length wells
- 14 stage fracs x 10 tonnes
- 94 Hz wells drilled in 2010
- 90-day exit rate of 55 boe/d/well

**$80-$100 million**
in forecast 2011 capital

**1,000**
drilling locations targeting oil

**75-90**
wells forecast for 2011

**We view the Colorado group, targeting the Viking in southwest Saskatchewan, as being a large-scale conventional light oil development. Consistent application of drilling and completion techniques devised here and in other Penn West plays is yielding solid results from this relatively shallow, low-cost formation.**

Penn West holds more than 760,000 net acres in the Colorado group. We are the most active driller in the area with 94 wells drilled in 2010.

In 2010, we added about 3,500 barrels per day of incremental production from the Viking formation.

From our activities in 2010, we've learned this field can provide strong results at a density of eight wells per section. We began with 12 fracs per well using 12 tonnes per frac. Later, we improved results by increasing the number of fracs to 14 per well. This has yielded production somewhat above overall field averages.

In 2011, we're considering increasing the number of fracs per well to see how far we can push the trend while still maintaining efficiencies. We plan to have two rigs dedicated to this play and drill between 75 and 90 wells on a budget of $80 to $100 million. We're continuing to try to push down costs; however, the available efficiencies for this play are likely fully realized.

We aim to drill most of our planned 2011 wells in the first quarter of the year. This will likely move us out of development mode and into full production. We expect to add another 2,800 to 3,500 boe/d of incremental production from the Viking formation in 2011, with plenty of scope for growth from the Colorado group in future years.

## Operations Review

# Waskada: Southwestern Manitoba



- tight sandstone formation
- 900 m vertical depth
- 25-30 m pay thickness
- 75,000 net acres
- 800 m Hz lateral length wells
- 20 stage fracs x 5 tonnes
- 75 Hz wells drilled in 2010
- 90-day exit rate of 95 boe/d/well

**$140-$175 million**
in forecast 2011 capital

**1,500**
drilling locations

**80-110**
wells forecast for 2011

**Waskada is a great example of a mature field finding new life through technology. While historically this field had few development opportunities, we believe that horizontal drilling and multi-stage fracturing have made it an attractive play with much potential.**

Waskada is an area where resource concentration can impact our development plan. This play has a 25-30 m pay thickness but a rather modest areal extent with Penn West holding approximately 75,000 net acres.

We started 2010 producing 1,000 barrels of oil per day from a handful of wells drilled in 2009, but we drilled 75 horizontal wells during the year and pushed production to nearly 6,000 barrels per day by year end. Now, we plan to double the capacity of the oil battery from 7,500 to 15,000 barrels per day to handle the increasing production coming out of this play.

At Waskada, frac size is limited to five tonnes due to an underlying water zone. But with six wells per drilling pad, an average 24 wells per section and 20 fracs per well, we believe we can boost recoveries from this field.

In 2011, we have five rigs contracted and we are planning a capital expenditure program of $140 to $175 million to drill between 80 and 110 wells. This level of spending is planned to include the larger oil battery, as well as engineering work on a gas gathering system to handle gas volumes of about 700 cubic feet per barrel of oil.

## Operations Review

# Carbonates: North Central Alberta



- limestone carbonate formation
- 2,300 m vertical depth
- 200,000 net acres
- 1,400 m Hz lateral length wells
- 15 stage acid fracs
- 18 Hz wells drilled in 2010
- 90-day exit rates of 190 boe/d/well

**$125-$150 million**
in forecast 2011 capital

**500**
drilling locations

**30-40**
wells forecast for 2011

**The Carbonates are the platform underlying prehistoric coral reef formations that are some of Alberta's richest producing oil fields. While reef structures have been intensively drilled, the far-reaching and tightly compacted platform has resisted conventional drilling.**

Now, Penn West is applying horizontal technology to the extensive tight limestone formations of north central Alberta. We believe that Penn West's 200,000 net acres provide us with significant development potential from this emerging play.

Penn West doesn't view the platform as being all prospective, but good core analysis of the extensive drilling history in the area has so far provided 500 drilling locations, a number that is expected to grow significantly as development continues and more is learned about the play.

In 2010, we drilled 18 wells with an average annual production rate of 150 barrels per day, per well.

In 2011, we plan to dedicate five rigs to the Carbonates play. We're aiming to drill 30 to 40 wells on a budget of $125 to $150 million, with the possibility of increasing our drilling program if results merit. We plan to move to pad drilling in 2011 and we expect this focused approach will enable us to reduce drilling costs to around $3.5 million per well.

We believe that for the future, our extensive acreage in the Carbonates will give us excellent opportunities to identify additional drilling locations and refine pad drilling to reduce costs and improve well performance.

# Joint Venture and Partnership



Penn West plans to advance two world-class resource plays in 2011, driven by capital infusions from major overseas companies.

## Peace River: Central Alberta

The Peace River Oil Partnership is a strategic alliance, which we think signals an impressive commitment to our project and company. We anticipate this spurring progress at Peace River.

The Peace River assets consist of some 237,000 acres of mostly in situ oil sands properties. In return for a 45 percent position in this asset base, our partners paid $312 million in cash on closing of the deal and agreed to fund $505 million of Penn West's future capital and operating expenses. In addition, Penn West engineers have travelled to China to view numerous thermal oil projects to gain an understanding of technologies for fabricating steam generators, thermal wellheads and insulated tubing.

In the latter half of 2010 and the first half of 2011, the partnership will spend $70 to $100 million to drill more than 50 stratigraphic test wells to further define the resource, plus additional horizontal appraisal wells to test how they will access this resource. Funding will also be put towards a single-well cyclic steam pilot project that will begin steam injection later this year.

Starting in 2011, the partnership plans to submit regulatory applications for another pilot and larger-scale projects at Seal Main and Harmon Valley South locations. Upon approval, we believe the pilot can begin steaming sometime in 2012 and will help pave the way for a project of 10,000 barrels per day or more by 2015.

## Cordova: Northeast British Columbia

An agreement was struck in 2010 with a Mitsubishi subsidiary buying into our Cordova shale gas play in northeast B.C. The Cordova Embayment asset totals some 120,000 acres of shale gas properties. Mitsubishi has become our 50/50 joint venture partner in this play, committing $850 million to the project, including 75 percent of a 2011 project budget of $140 to $160 million.

We anticipate that this budget will enable the new joint venture to drill between 15 and 20 appraisal wells, with 20 fracs per well, to further test our plans for developing this significant resource.

The Cordova acreage surrounds the Wildboy gas plant, which is also included in the joint venture. The plant has a capacity of 140 million cubic feet per day and is currently running at about 30 million cubic feet per day. We anticipate that as we move into full development of Cordova, Wildboy will have ample processing capacity for initial large volumes of gas and it has an established pipeline connection to markets.

We view the size of this resource as an important part of Penn West's future, but equally important is that we believe that it provides substantial gas balance to our portfolio.

We believe that, like the Peace River Oil Partnership, the Cordova Joint Venture will make it possible to proceed with the next steps in two very large projects that would otherwise have had to wait, potentially indefinitely, for substantial capital commitments.

# Future/Exploration



**By virtue of its land position – more than six million acres across four provinces – we believe that Penn West is well-positioned to lead the re-exploration of western Canada.**

This re-evaluation of western Canada is made possible through new horizontal technology, opening up major new oil and gas trends that were deemed uneconomic as recently as five years ago. We believe that Penn West's asset base has some of the best leverage to these new technologies in the basin. We hold significant land positions where we feel these technologies are the key to reaching light oil and our work during 2010 proved these methods can work on our assets.

The second half of 2010 was a pivot point for Penn West with the "Big Four" light oil plays: Cardium, Waskada, Colorado and Carbonates. As a result of successes in all four plays, we moved from three rigs under contract to 20 by year end and we have more than 30 rigs working in the first quarter of 2011.

In addition to asset strength, our wide range of current play types gives us a broad spectrum of information on shale, tight-sand and carbonate plays and technology developments that may be applicable to new prospects. Our knowledge base is further enhanced by over 17,000 producing well bores on our acreage, providing information that will aid in the reduction in time and cost to identify new drilling targets.

Much of our land is held by legacy vertical production thereby securing many of our leases and freeing us from any need to drill simply to hold our acreage. This means we can proceed logically with our exploration plans.

During 2011, we intend to invest a portion of our capital program to compile an assessment of the resource depth within our land portfolio, based on the reach of new drilling and fracturing technologies. It's important to understand that approximately 70 percent of our current reserve book is based on vertical well performance and that under Canadian regulations, five percent of our current booked reserves are related to horizontal drilling. We believe that will change in 2012 and 2013 as we continue to prove our positions and gain more fulsome recognition under the Canadian system for reserves additions.

Beyond our Big Four light oil plays, we assessed seven geological trends in 2010 and acquired land on three of them. In 2011, we added to these positions. In 2012, we'll begin to plan how to get more dollars into the ground across the best prospects in our total asset base.

All figures mentioned in this Annual Summary are expressed in Canadian dollars unless otherwise stated. Please refer to our disclaimer on forward-looking statements below. Barrels of oil equivalent (or "boe"), may be misleading, particularly if used in isolation. A boe conversion ratio of 6 thousand cubic feet (or Mcf) to 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback and payout ratio included in this Annual Summary are not defined in generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Operating margin is calculated as revenue less royalties, operating costs and transportation costs and is used for similar purposes to netback. Payout ratio is calculated as distributions paid divided by funds flow and is used to assess the adequacy of funds flow retained to finance capital programs.

Disclosures of our reserves data and other oil and gas information, as required under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, are contained in our Annual Information Form filed on SEDAR at **www.sedar.com** and on Edgar at **www.sec.gov.**

## NOTICE TO READER

### Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management's assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "objective", "aim", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention and ability to combine our assets and technology to create greater shareholder value; the ability of new horizontal drilling and completion technologies to open significant new resource plays within our mature conventional oil and gas properties; our intention and ability to take maximum advantage of our opportunities using our new corporate strategy; the ability of 3-D seismic, horizontal drilling and multi-stage fracturing, combined with our growing experience, to gradually reduce the cost of accessing resources and the methods by which such cost reductions will be achieved; our intention to move new technologies into full-scale development in 2011; our expectation that new technologies will provide opportunities to achieve meaningful cost reductions; our belief that certain of our properties contain sizable resources; our belief that our asset base has the potential to increase shareholder value over time; our intention and ability to grow production by five percent in 2011; our intention to pay quarterly dividends and provide investors with an attractive total return in-line with the expectations of investors; our ability to grow production, build reserves and create shareholder value; our expectation that our capital expenditures will range from $1.1 to $1.2 billion in 2011; our belief that our scale of operations will enable us to control important new conventional resource plays and contain costs of repeatable drilling projects; our belief that our land position will provide excellent drilling prospects for years to come; our strategy to pursue exploration trends targeting source rocks and deeper plays and remain leaders in assembling strong land positions in some of the most important and emerging plays; our belief that our properties provide us with an inventory of approximately 10,000 drilling targets, our plan to drill approximately 400 wells in 2011, and our belief that we have a drilling inventory exceeding 20 years; our expectation that the pace of drilling and production growth will increase in the future and that we will have many years of quality drilling inventory in our home basin; our expectation that emerging shale and source rock plays will become increasingly accessible with new drilling and completion methods; our plan to spend more than $300 million in 2011 to exploit the Cardium trend using horizontal drilling and multi-stage fracturing technology; our ability to apply portfolio management principles to swap less strategic holdings into assets in our core areas or into cash that can be directed back to our top priorities; our belief that new technologies are creating exceptional opportunities to access untapped resources and improve recovery rates from established fields; our long term intention to continue to work with unconventional rock and new play types, including source rock, shale rock and shale oil; our ability to use strategic partnerships and joint ventures to turn more of our resource potential into valuable production over a shorter timeframe; our plans, strategies, capital programs and expectations for our resource plays, being the Cardium play, Colorado group play, Waskada play, Carbonates play, Peace River play and Cordova play, in 2011 and beyond, including our forecast for capital expenditures to be made on each play in 2011, wells to be drilled on each play (and the timing thereof) in 2011, rigs to be dedicated to each play in 2011, budget per well in 2011, number of drilling locations available to us on each play and incremental daily production that we believe our 2011 development plan could add; our belief that our Cardium play leases contain significant light oil potential; our belief that horizontal technology makes certain of the Cardium play's vast reserves economically accessible; our belief that we can reduce costs of drilling Cardium wells; the ability of horizontal pad drilling on our Cardium play to minimize impacts to farmland and the natural environment; our belief that there is plenty of scope for growth from the Colorado group play in future years;

our belief that horizontal drilling and multi-stage fracturing have made the Waskada play an attractive play with much potential; our plan to double the capacity of the oil battery at our Waskada play and our expectations regarding increasing production coming out of this play; our belief that we can boost recoveries from the Waskada field; our belief that our land position in the Carbonates play provides us with significant development potential; our belief that the number of drilling targets on the Carbonates play will grow significantly as development continues; our intention to move to pad drilling on our Carbonates play and our belief that this will reduce drilling costs and improve well performance; our intention to commence a single-well cyclic steam pilot project on our Peace River play that will begin steam injection later this year; our intention to submit regulatory applications for another pilot and larger-scale projects at the Seal Main and Harmon Valley South locations on the Peace River play and our belief that the pilot can begin steaming sometime in 2012 and thereafter commence production of 10,000 barrels per day or more by 2015; our belief that the Wildboy gas plant will have ample processing capacity for initial large volumes of gas from our Cordova play; the ability of the Cordova play to provide substantial gas balance to our portfolio; our intention to lead the re-exploration of Western Canada; our belief that our asset base has some of the best leverage to new technologies in the basin; the ability of our past drilling results to reduce the time and costs of identifying new drilling targets; our intention to compile an assessment of the resource depth within our land portfolio in 2011; and our belief that in 2012 and 2013 the amount of our booked reserves relating to horizontal drilling will increase.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the laws and regulations that we will be required to comply with, including laws and regulations relating to taxation, royalty regimes and environmental protection, and the continuance of those laws and regulations; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels and capital programs; future oil, natural gas liquids and natural gas production levels; future drilling results and the recoverability of our reserves and resources; future income tax rates, exchange rates, inflation rates and interest rates; the amount of tax pools available to us; the amount of future cash dividends that we intend to pay; the costs of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our cost structure, including the amount of royalties, operating costs, development costs, abandonment and reclamation costs, income taxes, general and administrative costs, and other costs that we will incur in connection with the production of our existing reserves and the location of additional reserves and resources; our ability to reduce our exposure to commodity price fluctuations and counterparty risks through our risk management programs; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and our ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the historical acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally, and in particular the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange, inflation or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships (collectively, "Transactions"), including those discussed herein; changes in taxation and other laws and regulations that affect us and our securityholders; changes in government royalty frameworks in jurisdictions in which we operate and the impact that such changes may have on us; uncertainty of obtaining required approvals for Transactions; the potential failure of counterparties to honour their contractual obligations; the potential failure to achieve anticipated drilling results and recovery rates; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

# Corporate Information

## Directors

**John A. Brussa**
Chairman
Calgary, Alberta

**William E. Andrew**
Calgary, Alberta

**James E. Allard** (1)(2)
Calgary, Alberta

**Robert G. Brawn** (4)(5)
Calgary, Alberta

**George H. Brookman** (2)(4)
Calgary, Alberta

**Daryl Gilbert** (3)(5)
Calgary, Alberta

**Shirley A. McClellan** (1)(5)
Hanna, Alberta

**Murray R. Nunns**
Calgary, Alberta

**Frank Potter** (1)(4)
Toronto, Ontario

**R. Gregory Rich** (2)(3)(4)
Houston, Texas

**Jack Schanck** (3)(5)
Calgary, Alberta

**James C. Smith** (1)(2)(3)
Calgary, Alberta

*Notes:*
*(1) Member of the Audit Committee*
*(2) Member of the Human Resources and Compensation Committee*
*(3) Member of the Reserves Committee*
*(4) Member of the Governance Committee*
*(5) Member of the Health, Safety, Environment and Regulatory Committee*

## Senior Officers

**William E. Andrew**
Chief Executive Officer

**Murray R. Nunns**
President and Chief Operating Officer

**Todd H. Takeyasu**
Executive Vice President and Chief Financial Officer

**David W. Middleton**
Executive Vice President, Managing Director, Peace River Oil Partnership

**Hilary Foulkes**
Executive Vice President, Business Development

**Mark P. Fitzgerald**
Senior Vice President, Production

**Thane A.E. Jensen**
Senior Vice President, Operations Engineering

**S. Keith Luft**
General Counsel and Senior Vice President, Stakeholder Relations

**Bob Shepherd**
Senior Vice President, Exploration and Development

## Legal Counsel

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

## Independent Reserve Evaluators

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Limited
Calgary, Alberta

## Auditors

KPMG LLP
Calgary, Alberta

## Bankers

Canadian Imperial Bank of Commerce
Bank of Montreal
The Bank of Nova Scotia
Royal Bank of Canada
The Toronto Dominion Bank
Bank of America, N.A., Canada Branch
BNP Paribas (Canada)
Citibank, N.A., Canadian Branch
HSBC Bank Canada
Alberta Treasury Branches
National Bank of Canada
Sumitomo Mitsui Banking Corporation of Canada
Bank of Tokyo-Mitsubishi UFJ (Canada)
Societe Generale (Canada Branch)
Export Development Canada
Caisse Centrale Desjardins
Union Bank, Canada Branch
Canadian Western Bank
United Overseas Bank Limited

## Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

Investors are encouraged to contact CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company:
416-643-5000 or toll-free throughout North America at 1-800-387-0825
Email: inquiries@cibcmellon.ca
Website: www.cibcmellon.ca

## Stock Exchange Listing

### The Toronto Stock Exchange
Trading Symbol: PWT
Debentures: PWT.DB.E and PWT.DB.F

### The New York Stock Exchange
Trading Symbol: PWE

## Head Office

Suite 200, Penn West Plaza
207 – 9th Avenue SW
Calgary, Alberta T2P 1K3
Telephone: 403-777-2500
Toll Free: 1-866-693-2707
Fax: 403-777-2699
Website: www.pennwest.com

For further information contact:

Investor Relations
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

### William E. Andrew
Chief Executive Officer
Phone: 403-777-2502
E-mail: bill.andrew@pennwest.com

### Jason Fleury
Senior Manager, Investor Relations
Phone: 403-539-6343
Email: jason.fleury@pennwest.com

Design & Production: ONE Design. Printing: Metropolitan Fine Printers

**Penn West Exploration**
Suite 200, Penn West Plaza
207 – 9th Avenue SW
Calgary, Alberta T2P 1K3
Tel: 403-777-2500
Fax: 403-777-2699
Toll-free: 1-866-693-2707
**www.pennwest.com**

PennWest ENERGY

↓

PennWest Exploration

On January 1, 2011, Penn West Petroleum Ltd. announced the completion of the previously announced conversion of Penn West Energy Trust to a corporation. Penn West will operate under the trade name Penn West Exploration.

TSX: **PWT**
NYSE: **PWE**